July 11, 2012	Rocap Marketing Inc.
Page 1 of 6	Memorandum

ROCAP MARKETING INC.

M E M O R A N D U M

TO:

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

FROM:

Peter Henricsson, Chief Executive Officer and Director

Rocap Marketing, Inc.

DATE:

July 11, 2012

RE:

Rocap Marketing, Inc.

Registration Statement on Form S-1

File No. 333-178738

Filed:  December 23, 2011

_____________________________________________________________________________________________

We submit the following in response to your comments by letter of March 8, 2012.  In each case, to facilitate review we have quoted your comment and indicated our response following the reference to the page where the response appears or provided the requested supplemental information.

Prospectus Summary, page 5

The Offering, page 6

1.

We note your revised disclosure in response to comment one of our letter dated January 18, 2012 that states there were 19,145,667 shares of common stock outstanding as of December 31, 2011, which is the same number of shares outstanding as of September 30, 2011 (page 61).  We further note on page 59 of your Form S-1/A1 that the Company issued 45,000 shares subsequent to September 30, 2011.  As such, it appears to us that there would be 19,190,667 shares of common stock outstanding as of December 31, 2011.  Please further revise your disclosure of shares outstanding or explain to us why you believe a revision is not necessary.

Response: We have revised the Registration Statement on Form S-1 to reflect correct number of shares of common stock outstanding as of December 31, 2011 and as of the most recent practicable date.  We have attached here a chart to help explain the issuances and numbers of shares outstanding over the different periods.

July 11, 2012	Rocap Marketing Inc.
Page 2 of 6	Memorandum

Starting Balance, December 31, 2010		18,590,667

Shares issued for services
Tezi Advisory Inc	03/31/11	80,000
Peter Henricsson	03/31/11	80,000
Tezi Advisory Inc	06/30/11	80,000
Peter Henricsson	06/30/11	80,000
Tezi Advisory Inc	09/30/11	80,000
Peter Henricsson	09/30/11	80,000
Tezi & Henricsson	03/31/11	1,440,000

Shares issued for cash
Wallace Family Trust	04/06/11	100,000
Nevada Processing Center	04/28/11	(25,000)
Wallace Family Trust	10/12/11	45,000

Ending Balance, December 31, 2011		20,630,667

Management Discussion and Analysis, page 29

Results of Operations, page 29

2.

We note in your response to comment ten of our letter dated January 18, 2012 that you expanded your results of operations discussion to identify significant underlying factors affecting your revenues and expenses for each period presented, although we could not locate such disclosure on page 29.  Please further revise to identify the significant factors that materially affected your revenues and expenses for each period presented, or tell us where this disclosure can be found in your Form S-1/A1.

Response:  We have revised the Registration Statement on Form S-1 to reflect information requested in the Management Discussion and Analysis for the updated period contained within.

July 11, 2012	Rocap Marketing Inc.
Page 3 of 6	Memorandum

Liquidity and Capital Resources, page 30

3.

We note your revised disclosure in response to comment 12 of our letter dated January 18, 2012 and we reissue the comment.  Revise to address your internal and external sources of liquidity as required by Item 303(a)(1) of Regulation S-K. In this regard, we note your obligations and your general statement that you expect “to use debt and equity financing to raise” capital necessary for operating requirements but it is unclear whether you have any known internal or external sources of liquidity.

Response:  We have revised the Registration Statement on Form S-1 to reflect that we do not have any known sources for financing at this time.

4.

We note your disclosure on page 30 regarding the sale of a non-controlling interest in your subsidiary “to gain expertise of the investor.”  In an appropriate place in your prospectus, please revise to discuss this sale in greater detail. Include in your discussion details such the percentage interest in your subsidiary that was sold to the investor, what role the investor has in the company, the specific expertise of the investor and the qualifications the investor has that support such expertise.

Response:  We have revised the Form S-1 to remove the comment regarding the sale to an investor to secure his expertise.

Directors, Executive Officers, Promoters and Control Persons, page 33

5.

We note your revised disclosure in response to comment 14 of our letter dated January 18, 2012 and we partially reissue the comment. Please provide a brief description of the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Henricsson should serve as a director.  See Item 401(e)(1) of Regulation S-K.

Response:  We have revised the Form S-1 filing in regard to Mr. Henricsson’s experience, qualifications, attributes and skills to read as follows:

“Peter Henricsson is our Chief Executive Officer and a director.  Since 2002, Mr. Henricsson has been a venture capital investor and a coach and advisor to young companies primarily in the areas of strategic planning and management.   Between January1997 and March 2002, Mr. Henricsson was the founder, chairman and CEO of CellPoint Inc., (CLPT) a public company listed on the NASDAQ. Prior to 1997, he held managerial positions in a number of public and private companies, stationed in North America, Europe and Asia. Mr. Henricsson undertook his graduate studies at North Carolina State University in Raleigh, North Carolina and at Uppsala University in Sweden, where he graduated with a Master of Business Administration degree in 1976.

We feel that the experience Mr. Henricsson gained as CEO of a company from inception to full NASDAQ listing will be very valuable to the Company. In addition, we think his experience in building and growing young companies makes him suitable for his position in Rocap. Mr. Henricsson also has experience in raising capital and presenting a company to the investment community.”

July 11, 2012	Rocap Marketing Inc.
Page 4 of 6	Memorandum

Executive Compensation, page 34

6.

We note that the Summary Compensation Table reflects compensation through September 30, 2011.  Please revise to include compensation through December 31, 2011. Also, please revise to include all information required by Items 402(n)-(r) of Regulation S-K, including the outstanding equity awards table.

Response: We have revised the Registration Statement to include all compensation through December 31, 2011 including the outstanding equity awards table.

7.

We note the stock award disclosure in your Summary Compensation Table.  Please revise to report the award in the manner required by Item 404(n)(2)(v) and the instructions to that item.

Response:  We note that your request is most likely a typographical error and the you intend to have us disclose in the manner required by Item 402(n)(2)(v).  We have revised the Registration Statement to include disclosure of the stock awards in our Summary Compensation Table.

8.   We note your Grants of Plan-Based Table.  Item 404 of Regulation S-K does not require this table for a smaller reporting company, and the Item 404(d) table only needs to cover the last completed fiscal year.  If you choose to retain this table, please relocate this table to the Executive Compensation section of your prospectus and revise to meet the requirements of Item 404(d) of Regulation S-K.

Response:  We have removed this table.

Certain Relationships and Related Transactions, page 37

9.   We note your revised disclosure in response to comment 17 of our letter dated January 18, 2012.  Please revise to identify the related parties in accordance with Item 404(d) of Regulation S-K.

Response:  We have revised the Registration Statement to reflect the information requested.

10. We note your added disclosure regarding the material terms of your management agreements.  It appears that the monthly $3,250 salary was payable beginning October 1, 2010 rather than October 1, 2011, given your disclosure in the Summary Compensation Table. Please revise or advise.  We further note from the management agreements that stock will be issued quarterly in tranches of 80,000 shares commencing in March 2011. Please revise to reconcile the disclosure under this heading with the terms of the management agreements.

Response:  We have revised the Registration Statement to correctly reflect the salaries and explain that all compensation due pursuant to the terms of the Agreements has been deferred.  Additionally, pursuant to terms of amendments to the management agreements the stock compensation has been issued and is reflected as such in the Registration Statement.

11. Please revise to provide the promoter and control person disclosures required by Item 404(d)(2) of Regulation S-K.  Please address both Lexi-Luu Designs Inc. and Rocap Marketing Inc.

Response:  There are no promoters to disclose nor are control person disclosures required. We did not utilize promoters nor are we a shell company.

July 11, 2012	Rocap Marketing Inc.
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December 31, 2010 Consolidated Financial Statements, page 40

Report of Independent Registered Public Accounting Firm, page 41

12. We note that the audit report in your Form S-1 was dated December 23, 2011, and that this date has now been removed from the audit report in your Form S-1/A1.  Please tell us why the audit report date has been removed. Also obtain and include an audit report that is dated in the next amendment to your Form S-1. Refer to Rule 2-02(a) of Regulation S- X.

Response:  We have included an executed and dated audit report in conjunction with the financials.

Financial Statement Updating

13. Please update your financial statements to include audited financial statements for the two years ended December 31, 2011.  Refer to Rule 8-08 of Regulation S-X.

Response:  We have included the year end audited financial reports with the amended Registration Statement.

Note 4 – Acquisition, page 51

14. We note in your response to comment 28 of our letter dated January 18, 2012 that Lexi- Luu was formed on September 15, 2010, which is the same day that Rocap acquired Lexi-Luu; that Lexi-Luu was a startup enterprise with no prior operations at the acquisition date and that all of Lexi-Luu’s operations commenced as of September 15, 2010.  We further note on page 46 of your Form S-1/A1 that Lexi-Luu was incorporated on September 3, 2010; and on page 56 that Lexi-Luu had assets of $39,977 and liabilities of $47,957 at the September 15, 2010 acquisition date.  Please describe to us the composition of Lexi-Luu’s assets and liabilities at the September 15, 2010 acquisition date, and tell us how these assets and liabilities arose given your statement that Lexi-Luu had no operations prior to the acquisition date and that its operations commenced as of September 15, 2010.  Also revise to provide the disclosures required by ASC 805-10-50-2(h), as applicable.

Response:  Lexi-Luu was incorporated on September 3, 2010, any reference otherwise was a mistake.  The note in financials reflects the correct composition of assets and liabilities at the time of the acquisition.

September 30, 2011 Financial Statements, page 60

Notes to Condensed Consolidated Financial Statements, September 30, 2011 and 2010, page 65

Note 10 – Commitments and Contingencies, page 78

15. We note the disclosure added to Note 7 (page 77) in response to comment 31 of our letter dated January 18, 2012.  Please further revise to move this disclosure under Note 10. Also expand your footnote to provide disclosures similar to those required by ASC 718-10-50-1 through 50-2, as applicable, for these related party transactions. Refer to ASC 505-50-50-1. At a minimum, we believe you should disclose the effect of compensation costs arising from these shares issued to consultants and the method of estimating the fair value of the goods or services received or the fair value of the shares granted.

Response:  We have revised the Registration Statement to reflect the information requested.

July 11, 2012	Rocap Marketing Inc.
Page 6 of 6	Memorandum

Part II – Information Not Required in the Prospectus, page 80

Exhibits

16. Exhibit 10.1 refers to “attached Schedules” throughout.  Please advise whether this exhibit has been filed its entirety or refile in its entirety.  We may have further comment.

Response:  There were no schedules created in conjunction with the Lexi-Luu Stock Purchase Agreement, therefore there is nothing additional to file with regard to that certain agreement.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

17. Please further amend your registration statement to include a currently dated consent from your independent registered public accounting firm.

Response:  We have included a currently dated consent from our independent registered public accounting firm.

Signatures

18.

We note your response to comment 33 of our letter dated January 18, 2012.  We reissue the comment as we are not able to see how your registration statement has been signed by the principal accounting officer in addition to the principal executive and financial officers.

Response:  We have revised the Registration Statement to include the signature of the Principal Accounting Officer.

Very truly yours,

ROCAP MARKETING INC.

/S/ Peter Henricsson

By:    Peter Henricsson,

Title: Chief Executive Officer and Director